MASSACHUSETTS FINANCIAL SERVICES COMPANY

500 Boylston Street, Boston, Massachusetts 02116-3741

617-954-5000

June 28, 2010

VIA EDGAR

United States Securities & Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Form AW - Request for Withdrawal
MFS® Series Trust XII
Registration on Form N-1A
Post-Effective Amendment No. 15 (under Securities Act of 1933) and No. 16 (under Investment Company Act of 1940) (together, the “Amendment”)
Accession No. 0001193125-10-148156
File Nos. 333-126328 and 811-21780

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, MFS Series Trust XII (the “Registrant”), on behalf of MFS Lifetime Retirement Income Fund, MFS Lifetime 2010 Fund, MFS Lifetime 2020 Fund, MFS Lifetime 2030 Fund and MFS Lifetime 2040 Fund, respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the above-referenced Amendment filed with the Commission at 11:43 AM on June 28, 2010 (Accession No. 0001193125-10-148156).

This request for withdrawal is being made due to the fact that the filing inadvertently included the wrong signature pages.

The Registrant respectfully submits that a withdrawal of the Amendment is consistent with the public interest and the protection of investors in light of the circumstances described above. No securities were sold in connection with the Amendment. Any questions regarding this matter may be directed to Keli Davis at 617-954-5873 or the undersigned at 617-954-4340.

Sincerely,

SUSAN PEREIRA
Susan Pereira
Senior Counsel